Exhibit (a)(1)(I)

Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Employees

From:	Birks & Mayors Inc.

Date:	April [ ], 2010

As of 5:00 p.m., Eastern Standard Time, on April 16, 2010, we closed our offer to amend certain outstanding options (the “Offer”). If you properly elected to participate in the Offer with respect to some or all of your eligible options and did so before the deadline, those eligible options have been accepted for participation in the Offer. Such eligible options have been amended.

As described in the Offer documents and in accordance with Birks & Mayors’ customary procedures, you will soon receive an amended stock option agreement(s) for the options that have been amended.

If you have any questions, please contact Miranda Melfi by telephone at (514) 397-2509 or email at mmelfi@birksandmayors.com.